

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

James Galeese
Chief Financial Officer
LSI INDUSTRIES INC
10000 Alliance Road
Cincinnati, OH 45242

   Re: LSI INDUSTRIES INC
    Form 10-K for Fiscal Year Ended June 30, 2022
    File No. 000-13375

Dear James Galeese:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing